UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI ANNUAL REPORT PURSUANT TO REGULATION A

SEMI ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semi Annual Period Ended June 30, 2021

TMPOS, Inc.
(Exact name of registrant as specified in its charter)

Commission File Number: 024-10658

Georgia	47-5474718
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11555 Medlock Bridge Rd. Suite 100 Johns Creek, GA	30097
(Address of principal executive offices)	(Zip Code)

1-800-201-2664

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Semi Annual Report references to “TMPOS, INC.”, “TMPOS”, “we,” “us,” “our,” or the “company” mean TMPOS, INC.

THIS SEMI ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

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OUR BUSINESS

We were initially formed as TMPOS, LLC under the laws of the State of Georgia on October 26, 2015. We were reorganized as TMPOS, Inc. on November 29, 2016. Our principal executive office is located at 11555 Medlock Bridge Rd, Suite 100 Johns Creek, GA 30097, and our telephone number is -1-800-201-2664. Our website is YottaCRM.com, YottaFleaMarket.com

YottaCRM allows you to have your own smart cloud assistant for free. Contact, invoice, SMS, bookkeeping, property management and product management are free.

Yotta Flea Market is a platform that provides on/off connection to the flea market, which enables users to manage and trade products used in homes and companies, so that anyone can use it conveniently.

Yotta Property allows you to manage your residential, business and commercial buildings for free, as well as connect and advertise online.

YottaCRM is smart CRM platform for professionals jobs. YottaCRM is designed for the role of an web, app based assistant to a serving customers with professional knowledge. As an integrated platform that reduces cost and time and emphasizes economical and efficiency, YottaCRM will continue to grow as an integrated platform for professionals working for clients in various specialized fields. As a listed company, we will continue to grow the company through the harmony of public interest and pursuit of profit through the platform.

In particular, Yotta Flea Market will contribute to the popularization of the platform by utilizing the online platform and linking it with offline stores.

Yotta Flea Market's mission is "Save Earth". Global warming is also getting worse. Yota Flea Market strives to preserve the earth. Yota Free Market actively promotes recycling policies, allowing consumers to directly sell and purchase products they do not use at home or in the office. Also, through booth rental, consumers can directly sell products. Yotta Flea Market opened its first store in Cumming, GA, and will open its second store in September in North Brunswick, NJ. This smart franchise system will contribute to sales and will grow into a business in the real economy by securing more members.

Sales & Marketing

The effectiveness of the promotion for free is more than expected. With YottaCRM in 2021, the supply of a new brand and free strategy platform is confirming its growth rate differently every day. Through SMS services such as Google Ad, a lot of traffic is being formed on the site every day, more than 200%. In addition, it is currently creating the Yotta Flea Market in Georgia and California, both online and offline. This is expected to create not only direct retail sales, but also franchise and online loyal customers and vendors.

Yotta Flea Market opened its first store in Cumming, GA, and will open its second store in September in North Brunswick, NJ. This smart franchise system will contribute to sales and will grow into a business in the real economy by securing more members. We will continue to create chain stores nationwide through local newspapers and sales activities.

THE COMPANY’S PROPERTY

The Company currently leases its main office at 11555 Medlock Bridge Rd, Suite 100 Johns Creek, GA 30097. This location is the Company’s headquarters and also research and development center.

Yotta Flea Market, Cumming, GA  At 3020 Old Atlanta Rd, Suite 600, Cumming GA 30041

Yotta North Brunswick, NJ At 120 Georges Rd, Suite D, North Brunswick Township, NJ 08902

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results – For the Semi Annual Period Ended June 30, 2021

The company had to be reborn due to various management carelessness. The company is in a state of normalizing the company by reinstatement of the company as the founder and largest shareholder, Sang Lee. The company creates a new brand, builds a website, and reorganizes the development team to develop and promote platforms such as YottaCRM at the same time. It is the time to prepare to improve the financial structure and generate profits as the company’s operating activities, profits and capital are weak. The Company currently leases its main office at 11555 Medlock Bridge Rd, Suite 100 Johns Creek, GA 30097. This location is the Company’s headquarters and also research and development center. We will continue to create chain stores nationwide through local newspapers and sales activities.

Liquidity and Capital Resources – For the Semi Annual Period Ended June 30, 2021

As of June 30, 2021, the Company’s cash on hand was $519.Total assets is $293.953

Revenue for the semi annual period ended June 30, 2021 was $239.00, Net Loss is $41,179.

Plan of Operations

The most urgent thing is to improve the financial structure for borrowing and issuing securities to improve the weak financial structure.

In addition, it plans to conduct active sales through the Yotta Flea market, a business that can generate profits right away.

This is due to franchise income, royalty income, and retail income, and we are confident that there will be more financial structure improvement in 2021.

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DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office
Sang Lee	Chief Executive Officer Chief Financial Officer	46	Indefinite, appointed July 2019

Sang Lee, Chief Executive Officer/CFO/President

Sang Lee, the founder of TMPOS, INC, has been with us since 2015 for the company’s growth.

Mr Lee holds an MBA degree and has served as a representative of tax and real estate corporations in New York, with licenses specializing in financial, tax, and real estate fields. He has been developing CRM programs since 2012 on demand, with success and failure. In 2020, he directly developed the current new brands Yotta CRM, Yotta Property, Yotta Flea Market, etc. to compensate for the problems that have been made and to start a new one.

He will also expand the platform in connection with the Flea market globally with the mission of “Save Earth” by linking online and offline starting with GA, NJ and California in the future.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	Total voting power per beneficial owner (5)
Common Stock	Sang Lee 11555 Medlock Bridge Rd Suite 100 Johns Creek GA 30097	Founder	35,000,000	84.135%	N/A

Common Stock	ESOLUTIONTG, LLC 370 Pasatiempo Ln Suwanee, GA 30024	Affiliate company	5,000,000	12.019%	N/A

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of June 30, 2021, There is no specific matter due to the company’s re-establishment relationship.

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TMPOS, INC.

BALANCE SHEETS Semi Annual Ended, June 30. 2021

June 30, 2021
ASSETS

Current Assets
Cash	$519
Total Current Asset	519

Property & Equipment
Furniture & Fixtures	221,684
Total Property & Equipment	221,684

Other Assets
Security Deposits	64,750
Total Other Assets	64,750

Total Assets	$293,953

LIABILITIES & STOCKHOLDERS’ EQUITY

Liabilities
Loan Payable	$1,529,712
Total Liabilities	1,529,712

Stockholders’ Equity
Common Stock	54,458
Accumulated Deficit	(1,290,217)
Total Stockholders’ Equity	(1,235,759)

Total Liabilities and Stockholders’ Equity	$293,953

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TMPOS, INC.

INCOME STATEMENT For the period from January 1st, 2021, to June 30, 2021

June 30, 2021

Revenue
Membership Income	$239
Total Revenue	239

Expenses
Telephone	$109
Meals	267
Registration	4847
Advertising	440
Trip Expense	217
Rent	6,514
Payroll	12.280
Professional l Fees	1,600
Office expense	146
Depreciation	14,998
Total Expenses	41,418
Net (Loss)	$(41,179)

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TMPOS INC

STATEMENT OF CASH FLOWS

For the period from January 1st, 2021, to June 30, 2021

June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net (Loss)	$(41,179)

Depreciation	14,998

Net Cash (Used) in Operations	(26,181)

CASH FLOWS FROM FINANCING ACTIVITIES

Loan Proceeds	25,436

Net Cash Provided by Financing	25,436

Net Increae (Decrease) in Cash	(745)

Cash - Beginning of the Period	1,264

Cash - End of the Period	$519

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INDEX TO EXHIBITS

2.1	Articles of Incorporation(1)

2.2	Bylasws(2)

4.1	Subscription Documents(3)

(1) Filed as an exhibit to the TMPOS, INC Regulation A Offering Statement on Form 1-A (Commission File No. 024-10658) and incorporated herein by reference.

(2) Filed as an exhibit to the TMPOS, INC. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10658) and incorporated herein by reference.

(3) Filed as an exhibit to the TMPOS, INC. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10658) and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TMPOS, INC.

By:	/s/ Sang Lee
Sang Lee, Chief Executive Officer, Chief Financial Officer, Chairman/Sole Director
TMPOS, INC.
Date: Aug 10, 2021

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